SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02018023

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SEC FILE NUMBER
8-51324

RECEIVED FEB 2 8 2002 366

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Silberman — (212) 919-3472
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas,	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Silberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BRIAN J. RAVITZ
Notary Public, State Of New York
No. 31-4761769
Qualified In New York County
Commission Expires December 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC and Subsidiaries

(An indirect wholly owned subsidiary of the Guardian Life Insurance Company of America)
Consolidated Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Members
and Member of
Park Avenue Securities LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC and its subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2002

Park Avenue Securities LLC and Subsidiaries
(An indirect wholly owned subsidiary of The Guardian Life Insurance Company of America)
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 23,371,040
Cash segregated under federal regulations	383,349
Investments at market value	2,761
Deposits with clearing organizations	75,763
Receivable from broker-dealers	1,284,226
Receivable from registered representatives	275,751
Receivable from affiliates	64,290
Commissions receivable	3,957,848
Prepaid assets	82,107
Capitalized software costs, net of accumulated amortization of $728,255	1,544,885
Other assets	130,444
Total assets	$ 31,172,464
Liabilities and Member's Equity	
Commissions payable	$ 4,814,651
Securities sold, not yet purchased, at market value	1,591
Due to The Guardian Life Insurance Company of America	10,859,329
Other payables and accrued expenses	278,115
Total liabilities	15,953,686
Member's equity	15,218,778
Total liabilities and member's equity	$ 31,172,464

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC, Guardian Investor Services, LLC ("GIS") and non-affiliated sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (see Note 10). All intercompany balances and transactions are eliminated in consolidation.

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commissions expenses from customers' securities transactions are recorded on a trade date basis.

Cash and cash equivalents are cash and highly liquid investments with a maturity of three months or less.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares. Such payables are included in other payables and accrued expenses.

Investments in money market and mutual funds are valued at market.

Capitalized computer software costs consist of costs to purchase and develop software used in the Company's business. Costs are capitalized and amortized over 16 quarters beginning in the quarter in which the expenditure was incurred.

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

Pursuant to an expense sharing agreement, Guardian Life charges the company for the services of certain employees of Guardian Life engaged in the company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total charge payable at December 31, 2001 was $10,859,329.

The Company receives commissions from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2001, the receivable for such commissions was $1,843,662, which is included in commissions receivable.

The Company receives commissions from GIS for selling shares of the Park Avenue Portfolio. At December 31, 2001, the receivable for such commissions was $764,250, which is included in commissions receivable.

At December 31, 2001 PAS' investment in the Guardian Cash Management Fund was $14,890,965.

4. Income Taxes

The Company and its subsidiaries' are included in the consolidated income tax return of Guardian Life. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with this tax sharing agreement, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses utilized in the consolidated group. Estimated payments are made between members of the group during the year.

5. Receivable From Broker-Dealers

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealers of $1,284,226 at December 31, 2001 includes fees and commissions receivable of $1,248,701 and proprietary assets of $35,525.

6. Net Capital Requirements

Park Avenue Securities is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the company had net capital of $11,183,238, which was $10,119,765 in excess of the $1,063,473 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.43 to 1.

7. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the company for certain losses that result from transactions with

such customers. The Company clears certain mutual fund transactions directly with the sponsor. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to sell the mutual fund at a loss.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

8. Contingencies

The Company has been named as a defendant in several lawsuits that allege violations of federal and state securities laws. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

9. Asset Impairment

In prior years, the Company had capitalized a total of $8,976,839 of costs associated with the development and implementation of a commissions/books and records system in accordance with the provisions of AICPA Statement of Position 98-1.

Subsequently, pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, "the Company determined that this system did not meet the operational needs of the Company. Accordingly, in the third quarter of 2001, the Company recorded a non-cash write-down of the remaining carrying value of the asset.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Stockholders' Equity
PAS Insurance Agency of Hawaii, Inc.	$ 1,000	$ 1,000
PAS Insurance Agency of Texas, Inc.	187,337	55,280
PAS Insurance Agency of Alabama, Inc.	45,243	30,720
PAS Insurance Agency of Massachusetts, Inc.	3,437	2,153
Total	$ 237,017	$ 89,153

The $89,153 of stockholder's equity of the subsidiaries are included as capital in the consolidated computation of the Company's net capital, because the assets of the subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1.